FILED PURSUANT TO GENERAL INSTRUCTION II.L OF FORM F-10
FILE NO. 333-104275

                              PROSPECTUS SUPPLEMENT
            To Short Form Base Shelf Prospectus Dated August 4, 2003

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base prospectus dated August 4, 2003 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering                                                 March 8, 2004
------------------
                                  [AXCAN LOGO]

                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% Convertible Subordinated Notes due 2008
                             8,924,113 Common Shares

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

Investing in the Notes or the common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 1 of the Prospectus.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the Securities Act (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.

The earnings coverage of Axcan for the 12 months ended December 31, 2003 was 5.5 to one in accordance with Canadian GAAP and 7.3 to one in accordance with U.S. GAAP. See "Earnings Coverage".

This Prospectus Supplement and the accompanying Prospectus are filed in Canada and, in the United States, by a "foreign private issuer" as defined by the U.S. Securities Act, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS



                                               Page
PLAN OF DISTRIBUTION.................................2
RECENT DEVELOPMENTS..................................2
EARNINGS COVERAGE....................................9
INCORPORATION BY REFERENCE..........................10



Prospectus                        Page
----------                        ----

Trademarks.........................i
Forward-Looking Statements ........ii       Description of Share Capital...55
Risk Factors........................1       Transfer Agent and Registrar...58
Use of Proceeds.....................12      Plan of Distribution...........59
Capitalization......................12      Legal Matters..................62
Dividend Policy.....................12      Independent Auditors...........62
Earnings Coverage...................13      Purchasers' Statutory Rights...62
Business............................15      Incorporation by Reference     63
Description of Credit Agreement.....24      Additional Information.........65
Description of Notes................26      Certificate of Axcan...........C-1
Certain Income Tax Considerations...47      Schedule "A"...................S-1



This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 as supplemented by the prospectus supplement dated August 20, 2003 (the "First Supplement"), the prospectus supplement dated October 10, 2003 (the "Second Supplement"), the prospectus supplement dated December 17, 2003 (the "Third Supplement"), the prospectus supplement dated January 30, 2004 (the "Fourth Supplement") and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.

Only the information contained or incorporated by reference in the accompanying Prospectus, including the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement and this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.

                        -------------------------------

Plan of Distribution

The Securityholders listed in Schedule A to this Prospectus Supplement have delivered a completed selling securityholders' questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholders shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholders were either acquired by them upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.

Recent Developments

Axcan Reports Results for First Quarter of Fiscal 2004


Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. Axcan seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, VIOKASE and PANZYTRAT for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has three products pending approval, one an additional indication in Europe for a currently marketed product, one a new formulation for a product currently marketed in the United States and the third one, an indication for a new product in the United States. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $57.6 million and operating income of $17.0 million for the three-month period ended December 31, 2003.

Much of Axcan's recent sales growth is derived from sales in the United States and from sales by its French subsidiary, following recent acquisitions. During the first quarter of fiscal 2003, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories (Abbott) and the rights to DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. ("Aventis") for the French market. During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis for a cash purchase price of $145 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, the "AVAX" product line). Revenue from sales of Axcan's products in the United States was $37.8 million (65.6% of total revenue) for the three-month period ended December 31, 2003, compared to $25.2 million (66.7% of total revenue) for the same period of fiscal 2003. In Canada, revenue was $6.6 million (11.5% of total revenue) for the three-month period ended December 31, 2003, compared to $4.9 million (13.0% of total revenue) for the same period of fiscal 2003. In Europe, revenue was $13.2 million (22.9% of total revenue) for the three-month period ended December 31, 2003, compared to $7.7 million (20.3% of total revenue) for the same period of fiscal 2003.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products, to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan's consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could impact financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, expected cash flows used in evaluating long-lived assets for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information available to management. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped to Axcan's customer, provided Axcan has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under Axcan's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Prior to October 1, 2001, goodwill and intangible assets were amortized using the straight-line method based on their estimated useful lives from 7 to 25 years. Since October 1, 2001, Axcan no longer amortizes goodwill and intangible assets with an indefinite life. Management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of Axcan's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.
Acquisition of products

On November 18, 2003, Axcan acquired the rights to a group of products from Aventis. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. The $145-million purchase price was paid out of Axcan's cash on hand.

On December 3, 2002, Axcan acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45 million.

During a transition period, the sellers in each of these acquisition transactions may act as selling agents for the management of these products. For the three-month period ended December 31, 2003, sales of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller-related expenses. Consequently, although net sales of such products for the three-month period ended December 31, 2003, were $2,892,231, Axcan included in its revenue an amount of $1,748,359 representing the net sales less cost of goods sold and other seller-related expenses.

Results of Operations

The following table sets forth, for the quarters indicated, the percentage of revenue represented by items in Axcan's consolidated statements of earnings:

                                                For the three-month period
                                                    ended December 31
                                              ------------------------------
                                                      2003              2002
                                              ------------      ------------

Revenue                                               100%              100%
----------------------------------------------------------------------------

Cost of goods sold                                    25.3              24.0
Selling and administrative expenses                   31.9              38.7
Research and development expenses                      6.9               5.5
Amortization                                           6.5               5.4
----------------------------------------------------------------------------
                                                      70.6              73.6
----------------------------------------------------------------------------

Operating income                                      29.4              26.4
----------------------------------------------------------------------------

Financial expenses                                     2.9               0.4
Interest income                                       (0.3)             (0.8)
Loss on foreign exchange                               0.1               0.6
----------------------------------------------------------------------------
                                                       2.7               0.2
----------------------------------------------------------------------------

Income before income taxes                            26.7              26.2
Income taxes                                           8.6               8.9
----------------------------------------------------------------------------
Net income                                            18.1              17.3
----------------------------------------------------------------------------

Quarter ended December 31, 2003 compared to quarter ended December 31, 2002

Revenue

Revenue increased $19.8 million (52.4%) to $57.6 million for the first quarter ended December 31, 2003 from $37.8 million for the corresponding quarter of the preceding fiscal year. This increase in revenue primarily resulted from increased revenues from sales made by the French subsidiary, following the acquisitions of DELURSAN as well as the PANZYTRAT product line. Also contributing to the increase were strong sales of CANASA rectal suppositories and ULTRASE in the U.S. and $5.6 million in U.S. and Canadian sales of the AVAX product line which was acquired in November 2003.

Cost of goods sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $5.5 million (60.4%) to $14.6 million for the quarter ended December 31, 2003 from $9.1 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended December 31, 2003 increased marginally as compared to the corresponding quarter of the preceding fiscal year, at 25.3% and 24.0%, respectively. This increase was due primarily to the newly acquired products which have a slightly different margin than the products already sold by Axcan.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $3.8 million (26.0%) to $18.4 million for the quarter ended December 31, 2003 from $14.6 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to an increase in our sales force as a result of the recent acquisition of additional products.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $1.8 million (85.7%) to $3.9 million for the quarter ended December 31, 2003 from $2.1 million for the corresponding quarter of the preceding fiscal year.

Depreciation and amortization

Depreciation and amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization increased $1.7 million (85.0%) to $3.7 million for the quarter ended December 31, 2003 from $2.0 million for the corresponding quarter of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of TAGAMET, which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2003.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $1.5 million to $1.7 million for the quarter ended December 31, 2003 from $0.2 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to interest expense on the $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due 2008, which were issued on March 5, 2003.

Income Taxes

Income taxes amounted to $5.0 million for the quarter ended December 31, 2003, compared to $3.4 million for the quarter ended December 31, 2002. The effective tax rates were 32.2% for the quarter ended December 31, 2003 and 33.9% for the quarter ended December 31, 2002.

Net income

Net income was $10.4 million or $0.23 of basic and diluted income per share, for the quarter ended December 31, 2003, compared to $6.6 million or $0.15 of basic income per share and $0.14 of diluted income per share for the corresponding quarter of the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 44.9 million for the quarter ended December 31, 2002 to 45.0 million for the quarter ended December 31, 2003, following the exercise of options previously granted pursuant to Axcan's stock option plan.

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the three months ended December 31, 2003 and 2002 are summarized in the following table:

                                                For the three-month period
                                                    ended December 31
                                              ------------------------------
                                                      2003              2002
                                              -------------     -------------
                                                          $                 $

Net income in accordance with U.S. GAAP              10,435             6,557
Implicit interest on convertible debt                (1,026)              --
Amortization of new products acquisition costs          (13)              (13)
Income tax impact of the above adjustments               5                  5
----------------------------------------------------------------------------

Net earnings in accordance with Canadian GAAP         9,401             6,549
----------------------------------------------------------------------------



On March 5, 2003, Axcan closed an offering of $125,000,000 aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the three-month period ended December 31, 2003, implicit interest in the amount of $1,025,603 was accrued for and added to the liability component.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition if no alternative use is established. Under Canadian GAAP, the acquired in-process research, including the new product acquisition costs, is deferred and amortized from the date of commencement of commercial production.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments decreased $148.5 million to $22.4 million at December 31, 2003 from $170.9 million at September 30, 2003. As of December 31, 2003, working capital was $42.2 million, compared to $174.8 million at September 30, 2003. These decreases are mainly due to the acquisition of the rights to the AVAX product line for a total cash purchase price of $145.0 million plus transaction expenses. Total assets increased $24.9 million (4.6%) to $570.2 million as of December 31, 2003 from $545.3 million as of September 30, 2003. Shareholders' equity increased $19.4 million (5.9%) to $350.4 million as of December 31, 2003 from $331.0 million as of September 30, 2003.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm, Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of Axcan URSO (these amounts have since been repaid).

Axcan has credit facilities totaling $55.0 million with two Canadian chartered banks. The facilities consist of a $15.0 million revolving operating facility renewable annually and a $40.0 million 364-day, extendible revolving facility with a three-year term-out option maturing on October 12, 2007.

The credit facilities are secured by a first priority security interest on all present and future acquired assets of Axcan and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10 % of Axcan's net income for the preceding fiscal year. As of December 31, 2003, Axcan was in compliance with all credit facilities' covenants.

The interest rate varies, depending on Axcan's leverage between 25 basis points and 125 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollar or in Canadian dollar equivalent. As at December 31, 2003, there was no amount outstanding under these credit facilities.

Cash Flows and Financial Resources

Cash flow from operating activities decreased $22.5 million (105.6%) from $21.3 million of cash provided by operating activities for the three-month period ended December 31, 2002 to a $1.2 million use of cash for the three-month period ended December 31, 2003. This decrease is mainly due to the increase in accounts receivable and inventories during the quarter following the increase in sales and the acquisition of new products. Cash flow used for financing activities for the three-month period ended December 31, 2003 were $0.1 million. Cash flow used for investment activities for the three-month period ended December 31, 2003 were $21.1 million mainly due to the net cash used for the acquisition of intangible assets with the proceeds from the disposal of short-term investments.

Axcan's research and development spending totaled $12.1 million for fiscal 2003 and $8.9 million for fiscal 2002. Axcan believes that its cash and operating cash flow will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these expenditures will also significantly contribute to the increase in funds provided by operations.

Axcan Reports on its Research and Development Portfolio

On February 19, 2004, as its annual shareholders' meeting, Axcan provided a brief update on its research and development portfolio.

Pending Approvals

PHOTOFRIN PHOTODYNAMIC THERAPY (PDT) (PHOTOBARR PDT in Europe)

PHOTOFRIN was approved for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus in both the United States and Canada in 2003. PHOTOFRIN PDT has been designated as an orphan drug in both the United States and Europe, which affords Axcan exclusive marketing rights for seven years in the United States and ten years in Europe. Furthermore, the use of PHOTOBARR PDT in the ablation of High-Grade Dysplasia associated with Barrett's Esophagus has been found to be approvable in Europe, which should lead to a formal European approval by the end of fiscal 2004.

PHOTOFRIN PDT will also be evaluated for clinical safety and efficacy in the treatment of advanced cholangiocarcinoma, a very lethal form of cancer affecting the liver bile ducts. Previously reported positive findings obtained from a clinical study conducted by Dr. M. Ortner in Germany indicated the high therapeutic potential of PHOTOFRIN PDT in this disease. An international Phase III trial will be initiated in the second half of fiscal 2004, in order to gather the data required for a filing with the U.S. Food and Drug Administration ("FDA").

HELIZIDE

HELIZIDE has been approved in Canada for the eradication of Helicobacter pylori bacteria. Axcan expects re-submitting in the United States once issues related to a manufacturer of one of HELIZIDE's ingredients (bismuth salt) are resolved.

CANASA 1 Gram Suppositories

Axcan recently completed a Phase III study in North America demonstrating the efficacy and safety of the CANASA 1-gram mesalamine suppository administered once per day for the treatment of ulcerative proctitis. Axcan filed for regulatory approval of CANASA 1 gram mesalamine suppositories in the United States and expects to launch this product in the United States in fiscal 2004.

URSO DS

Axcan filed a Supplemental New Drug Application in the United States for URSO DS (500 milligram ursodiol tablets) for the treatment of Primary Biliary Cirrhosis. Approval is expected during fiscal 2004.

Phase III Studies

CANASA/SALOFALK Rectal Gel

Axcan is currently conducting Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results should be available in the first half of fiscal 2004. Assuming the results of the Phase III studies are positive, Axcan plans to submit regulatory filings for approvals in the United States and Canada and hopes to launch the rectal gel in the United States and Canada in fiscal 2005.

ITAX

Axcan recently acquired the rights to ITAX, a new gastroprokinetic drug (itopride HCl). This therapeutic agent will first be developed for the treatment of functional dyspepsia (non-ulcer dyspepsia). All required preclinical as well as Phase I and II studies have already been conducted in Japan and Europe. In preparation for the filing of an Investigational New Drug ("IND") with the FDA for ITAX, a meeting took place with the FDA in January 2004 during which the overall development plan was discussed and approved by the FDA. Axcan intends to initiate a Phase III program for ITAX in the third quarter of fiscal 2004, and complete it in fiscal 2005.

HEPENAX

L-Ornithine L-Aspartate ("LOLA"), which is known as HEPENAX was developed by Merz Pharmaceuticals GmbH in Germany. HEPENAX will be further developed in North America and Europe for patients suffering from Portal Systemic Encephalopathy ("PSE"). Axcan will conduct a Phase II/III clinical development program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. Axcan intends to initiate its clinical research program in the third quarter of fiscal 2004 and complete such studies in fiscal 2005.

SALOFALK 750 Milligram Tablets

Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Axcan filed a Supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004 and hopes to launch the product in Canada in fiscal 2005.

Pre-Clinical, Phase I and II Studies

NCX-1000

The FDA has accepted an Investigational New Drug application for NCX-1000, a patented nitric oxide derivative of ursodiol, for the treatment of portal hypertension, a late stage complication of chronic liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, is almost completed. Phase II studies are planned to begin in the third quarter of fiscal 2004. Completion of the entire clinical program is expected to occur in the calendar year 2006.

Ursodiol Disulfate

Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Axcan intends to initiate animal toxicity studies in the third quarter of fiscal 2004, which will be followed by clinical Phase I studies.

NMK 150

Axcan and Nordmark Gmbh, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product will be developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter clinical development before the end of fiscal 2004.

NMK 250

Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g. following surgery for cancer or due to cystic fibrosis). Norax expects to complete the formulation work before the end of fiscal 2004.

Earnings Coverage


The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended December 31, 2002 and December 31, 2003 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month period ended December 31, 2003 is based on unaudited financial information.

The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $4.3 million of implicit interest, a non-cash expense.



                                                                Canadian GAAP                                    US GAAP
                                                   ----------------------------------------    -------------------------------------
                                                       12 Months           12 Months              12 Months             12 Months
                                                         Ended               Ended                  Ended                 Ended
                                                      December 30,         December 30,           December 30,          December 30,
                                                          2002                 2003                   2002                  2003
                                                   ------------------    ----------------      ----------------      ---------------

Pro forma interest
requirements(1)(2) ..................                     11.0                 10.2                   6.5                   5.9
Pro forma earnings before interest
expense and income taxes (1)(3)......                     37.6                 55.6                  37.1                  43.2
Earnings coverage....................                     3.4                   5.5                   5.7                   7.3
-------------------------------------------
Notes

(1) In millions of US dollars.

(2) Pro forma interest requirements are detailed as follows:

Financial expenses as per financial statements            1.2                   9.1                   1.2                   5.8
Amortization of issue expense included in
interest.............................                     -                    (0.9)                  -                     (0.9)
Interest on debentures...............                     5.3                   1.0                   5.3                   1.0
Implicit interest....................                     4.5                   1.0                   -                     -
                                                   ------------------    ----------------      ----------------      ---------------
Pro forma interest requirements......                    11.0                  10.2                   6.5                   5.9
                                                   ==================    ================      ================      ===============

(3) Pro forma earnings before interest expense and income taxes are detailed as follows:

Net earnings as per financial statements                23.9                   31.5                  24.1                  23.8
Income taxes.........................                   13.4                   16.0                  12.7                  14.6
Financial expense....................                    1.2                    9.1                   1.2                   5.8
Amortization of issue expense........                   (0.9)                  (1.0)                 (0.9)                 (1.0)
                                                   ------------------    ----------------      ----------------     ---------------
Pro forma earnings before interest expense and
income taxes.........................                   37.6                   55.6                  37.1                  43.2
                                                   ==================    ================      ================     ===============



Under U.S. GAAP, our interest requirements amounted to $5.9 million on a pro forma basis for the 12 months ended December 31, 2003 and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, for the 12-month period ended December 31, 2003 was
7.3 to one.

Under Canadian GAAP, our interest requirements amounted to $10.2 million on a pro forma basis for the 12 months ended December 31, 2003 and our earnings coverage ratio for the 12-month period ended December 31, 2003 was 5.5 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.3 million as required by Canadian GAAP.

Incorporation by Reference


The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our unaudited comparative consolidated financial statements in Canadian GAAP for the three- month period ended December 31, 2003;
(b) our unaudited comparative consolidated financial statements in U.S. GAAP for the three-month period ended December 31, 2003;
(c) our audited comparative consolidated financial statement in Canadian GAAP for the year ended September 30, 2003, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2003;

(d) our audited comparative consolidated financial statement in U.S. GAAP for the year ended September 30, 2003, as well as the auditor's report thereon;
(e) management's discussion and analysis of operating results and financial position for the year ended September 30, 2003 contained in our annual report for the year ended September 30, 2003;
(f) our annual information form dated February 20, 2004 for the year ended September 30, 2003;
(g) the management proxy solicitation circular dated January 22, 2004 for the annual meeting of the shareholders held on February 19, 2004, with the exception of the headings "Statement of Corporate Governance-Composition of the Compensation Committee," "Statement of Corporate Governance-Compensation Committee Report," "Statement of Corporate Governance-Performance Graph;" and "Corporate Governance";
(h) the material change reports and press releases dated October 6, 2003 (we announced the receipt of a not approvable letter for HELICIDE from the
     FDA); October 9, 2003 (we announced the acquisition of a line of gastrointestinal products from Aventis); November 11, 2003 (we announced results for the fourth quarter and fiscal 2003); November 13, 2003 (we announced that our common shares have been added to the Nasdaq Biotechnology Index); January 8, 2004 (we announced a revision and increase in the diluted income per share); January 22, 2004 (we announced that the FDA has agreed that no Phase II studies are required for ITAX); and February 5, 2004 (we announced operating results for the first quarter).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement and in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purpose of this distribution shall be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

                                   SCHEDULE A

================================================================================
Selling Securityholder     Registered Holder   Number of notes   Amount of notes
                                                      held               held
                                                                        ($USD)
--------------------------------------------------------------------------------
Sunrise Partners Limited   Cede & Co.                    2,600         2,600,000
Partnership
--------------------------------------------------------------------------------
TOTAL:                                                                 2,600,000
--------------------------------------------------------------------------------

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire
                                                    (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

SOURCE:                                                      AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP

NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                           February 5, 2004
Press Release for immediate distribution

                 AXCAN REPORTS STRONG FIRST QUARTER 2004 RESULTS
                         REVENUE UP 52% TO $57.6 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the quarter ended December 31, 2003, the Company's first quarter of the fiscal year ending September 30, 2004. The Company reported revenue growth of 52% to $57.6 million and net income of $10.4 million, or $0.23 per share (fully diluted), representing 59% growth in net income and 64% growth in diluted income per share, as compared to the first quarter of fiscal 2003 (all amounts stated in U.S. dollars).

"We are pleased to announce that our first quarter financial results reflect another period of strong and consistent performance," said Leon F. Gosselin, President and Chief Executive Officer of Axcan. "These results demonstrate Axcan's continued record of strong sales and income growth. During the quarter, Axcan also made significant progress in advancing its development pipeline in order to provide for the next phase of its growth," he concluded.

RECENT DEVELOPMENTS

Acquisition

In November 2003, Axcan acquired a group of gastrointestinal products from Aventis. This acquisition is both strategic and accretive, and allows Axcan to further expand its business in North America.

Product development

In December 2003, Axcan reported positive efficacy and safety data for ITAX, a drug acquired from Abbott Laboratories for the treatment of gastrointestinal symptoms caused by reduced gastrointestinal motility. Results of Phase II studies conducted in both Caucasian and Japanese patients provided very important data on the absence of cardiac toxicity.

Shortly after the end of the quarter, the U.S. Food and Drug Administration ("FDA") endorsed Axcan's proposal to progress ITAX directly to a Phase III clinical trial. Axcan intends to initiate Phase III clinical studies to evaluate the efficacy of ITAX in the treatment of functional dyspepsia (also known as non ulcer dyspepsia), in the second half of fiscal 2004. Axcan believes that, if approved by the FDA, ITAX has the potential to become its largest product ever, generating annual revenue of approximately U.S. $200-300 million within 3-5 years after launch.

Research and development

Axcan will provide an update on its research and development pipeline at the Company's Analyst/Investor Luncheons to be held in New York City on February 17, 2004, and Montreal on February 19, 2004.

INTERIM FINANCIAL REPORT

This release includes, by reference, the first quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis ("MD&A") including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.

CONFERENCE CALL

Axcan will host a conference call at 4:30 P.M. EST, on February 5, 2004. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

The telephone numbers to access the conference call are (800) 814-4859 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until February 12, 2004. The telephone number to access the replay of the call is (416) 640-1917 code: 21035576.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995.
-----
To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

The name ITAX appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.



INFORMATION:              David W. Mims
                          Executive Vice President and Chief Operating Officer
                          Axcan Pharma Inc.
                          Tel: (205) 991-8085 ext. 3223

or                        Isabelle Adjahi
                          Director, Investor Relations
                          Axcan Pharma Inc.
                          Tel: (450) 467-2600 ext. 2000

                          Web:     www.axcan.com